                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 12b-25

                          NOTIFICATION OF LATE FILING

        (Check One) (X)Form 10-K ( )Form 20-F ( )Form 10-Q ( )Form N-SAR

              For Period Ended: September 30, 2001
                                ------------------
              ( ) Transition Report on Form 10-K
              ( ) Transition Report on Form 20-F
              ( ) Transition Report on Form 11-K
              ( ) Transition Report on Form 10-Q
              ( ) Transition Report on Form N-SAR
              For the Transition Period Ended:
_______________________________

Nothing  in this form shall be  constructed  to imply  that the  Commission  has verified any information contained herein.

If the notification  relates to a portion of the filing checked above,  identify the Items(s) to which the notification relates:
_____________________________________________________________________________

PART I - REGISTRANT INFORMATION

REALCO, INC.
_____________________________________________________________________________
Full Name of Registrant

N/A
_____________________________________________________________________________
Former Name if Applicable

1650 University Boulevard, N.E. Suite 5-100
_____________________________________________________________________________
Address of Principal Executive Office (Street and Number)

Albuquerque, New Mexico 87102
_____________________________________________________________________________
City, State and Zip Code

PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without  unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

  (X)   (a)  The reasons described in reasonable detail in Part III  of this form could not be  eliminated  without  unreasonable  effort or expense;
  (X)   (b)  The  subject  annual  report, semi-annual  report,   transition
             report on  Form 10-K,  Form 20-F,  11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar  day following  the  prescribed  due date; or  the subject quarterly report  of  transition  report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

        (c)  The accountant's statement  or  other exhibit required by  Rule
             12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable  detail the reasons why the Form 10-K, 10-Q, N-SAR, or the  transition  report  or  portion  thereof,  could  not be filed  within  the prescribed time period. (Attach Extra Sheets if Needed)

The Company is unable to file its Form 10-K on or before  December 31, 2001 as a result of an  untimely  resignation  of the Chief  Financial  Officer as well as other key accounting personnel. Such untimely resignations have required the use of part-time  personnel and has required  additional  time to properly close the
Company’s  year-end   accounting  records  and  prepare  the  related  financial statements.  We anticipate  our Form 10-K will be filed on or before January 14,
2002.

PART IV - OTHER  INFORMATION

(1)  Name  and   telephone   number  of  person  to  contact  in  regard to this
notification

     James A. Arias               505                     242-4561
     --------------           -----------            -----------------
       (Name)                 (Area Code)            (Telephone Number)

(2) Have all other  periodic  reports  required  under  Section  13 or 15(d)  of the Securities  Exchange Act of 1934 or Section 30 of the Investment Company Act
of 1940 during the  preceding  12 months (or for such  shorter)  period that the registrant  was  required to file such  report(s)  been filed?  If answer is no,
identify report(s). (X)Yes    ( )No
_____________________________________________________________________________

(3) Is it anticipated  that any significant change in results of operation  from the  corresponding  period for the last  fiscal  year will be  reflected  by the earnings  statements  to be included in the subject  report or portion  thereof?
(X)Yes ( )No

     If so, attach an explanation of the anticipated  change, both narrative and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Continuing  operations  for fiscal year ended  September 30, 2001 resulted in an anticipated  pretax  loss  of  approximately  $2,968,000  compared  to a loss of
$44,000 for the fiscal year ended  September 30, 2000.  Current  operations were impacted by a $1,210,000 impairment recorded on the Company’s investment in
MI  Acquisition  Corporation.   Additionally,   residential  construction  sales
decreased  due to a general  slowdown in the economy.  Other  significant  items affecting  operations  were  realized  losses on the sale of available  for sale securities  of $203,083  in 2001 as  compared  to realized  gains of $118,322 in
2000.
_____________________________________________________________________________
                                 REALCO, INC.
_____________________________________________________________________________
                 (Name of Registrant as Specified in Charter)

has  caused  this  notification  to be signed on its  behalf by the  undersigned hereunto duly authorized.

Date December 28, 2001                                   By  s/James A. Arias
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